Exhibit 4.3
               CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS
                           OF SERIES B PREFERRED STOCK

                        LUND INTERNATIONAL HOLDINGS, INC.

             Pursuant to Section 151 of the General Corporation Law
                            of the State of Delaware

           The undersigned, Dennis W. Vollmershausen, hereby certifies that:

           A. He is the duly elected and acting Chief Executive Officer of LUND INTERNATIONAL HOLDINGS, INC., a Delaware corporation (the "Corporation").

           B. Pursuant to authority given by the Corporation's Certificate of Incorporation, as amended through the date hereof (the "Certificate of Incorporation"), the Board of Directors of the Corporation duly adopted the following resolutions on December 18, 1998, creating a new series of 362,709 shares of Preferred Stock designated as "Series B Preferred Stock."

           C. The resolutions contained herein have not been modified, altered or amended and are presently in full force and effect.

           RESOLVED, that pursuant to the authority expressly vested in the Board of Directors of the Corporation by Article Fourth of the Certificate of Incorporation, the Board of Directors hereby fixes and determines the powers, preferences, rights and limitations of a series of Preferred Stock, which shall consist of 362,709 shares and shall be designated as Series B Preferred Stock (the "Series B Preferred Stock"), as follows:

4D.        Series B Preferred Stock.

           (i) Designation: Stated Value. There shall be a series of Preferred Stock designated as "Series B Preferred Stock." The number of shares initially constituting such series shall be 362,709. The Series B Preferred Stock shall have a stated value of $70.00 per share (the "Stated Value").

           (ii) Rank. The Series B Preferred Stock shall with respect to dividend and other distribution rights, and rights on liquidation, dissolution and winding up, rank (a) prior to the Trigger Date (as defined in Part (vi)(a) below), (i) pari passu with any class of capital stock or series of Preferred Stock hereafter created which expressly provides that it ranks pari passu with the Series B Preferred Stock as to dividends, other distributions, liquidation preference and/or otherwise (collectively, the "Parity Securities"), and (ii) senior to (x) the Common Stock, the Class B Common Stock and all other securities of any class or classes (however designated) of the Corporation (other than the Series B Preferred Stock) the holders of which have the right, without limitation as to amount, after payment on any securities entitled to a preference on dividends or other distributions upon any dissolution, liquidation or winding up, either to all or to a share of the balance of payments upon such dissolution, liquidation or winding up (collectively, the "Common Stock Instruments") and (y) any other class or series of Preferred Stock hereafter created which does not expressly provide that it ranks pari passu with the Series B Preferred Stock as to dividends, other distributions, liquidation preference and/or otherwise (collectively, the "Junior Securities"), and (b) from and after the Trigger Date, (i) pari passu with the Parity Securities, and senior to the Common Stock Instruments and the Junior Securities, but only in the case of dividends accrued pursuant to Part (iii) hereof and (ii) in all other cases, pari passu with the Common Stock Instruments, provided that, for purposes of this clause (b)(ii), each share of Series B Preferred Stock shall be deemed to constitute the equivalent of the number of shares of Common Stock which the holder of such share would receive if such share were converted into shares of Common Stock at the Series B Conversion Ratio as then in effect. The terms "Parity Securities" and "Junior Securities" as used herein with respect to any class or series of capital stock shall only be deemed to refer to such class or series to the extent that it ranks (i) pari passu with or (ii) not pari passu with, as applicable, the Series B Preferred Stock with respect to dividends, other distributions, liquidation preference or otherwise. Prior to the Trigger Date, the Corporation shall not issue any capital stock or other equity securities ranking senior to the Parity Securities with respect to dividends, distributions, liquidation preference or otherwise.

           (iii)     Dividend.

                     (a)       Subject to Part (vi)(a) hereof,

                               (x) The holders of shares of Series B Preferred
                     Stock shall be entitled to receive, when, as and if declared by the Board of Directors, to the extent funds are legally available therefor in accordance with the Delaware General Corporation Law, a dividend for each such share, payable quarterly, as provided below, on the last day of each January, April, July and October, commencing on July 31, 1999 (each such date hereinafter referred to as a "Dividend Payment Date"), except that if such date is not a Business Day, then such dividend shall be payable on the next succeeding Business Day, to the holders of record as they appear on the register of the Corporation for the Series B Preferred Stock of the Corporation five Business Days prior to such Dividend Payment Date (the "Dividend Record Date").

                               (y) Dividends on the Series B Preferred Stock
                     shall accrue and be paid at a rate per annum equal to 15% percent of the Stated Value of each share of Series B Preferred Stock outstanding on the Dividend Record Date with respect to a Dividend Payment Date.

                     (b) Dividends on the Series B Preferred Stock shall be cumulative and shall accrue from (and including) April 30, 1999, to but excluding the Trigger Date, whether or not such dividends have been declared. Accrued but unpaid dividends, whether or not declared, shall compound quarterly at a rate per annum equal to 15% of the aggregate amount thereof from the Dividend Payment Date on which such dividend was payable as herein provided until payment of such dividend. Notwithstanding anything to the contrary contained herein, dividends shall cease to accrue on the Trigger Date, and the Corporation shall have no obligation to pay any dividends subsequent to the Trigger Date, except as provided for herein with respect to dividends which accrued prior to the Trigger Date.



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

                     (c) For so long as any shares of Series B Preferred Stock shares be outstanding, no dividend or distribution, whether in cash, stock or other property, shall be paid, declared and set apart for payment or made on any date on or in respect of any Common Stock Instruments or Junior Securities and no payment on account of the redemption, purchase or other acquisition or retirement for value by the Corporation of any Common Stock Instruments or Junior Securities shall be made on any date unless, in each case, the full amount of unpaid dividends accrued on all outstanding shares of Series B Preferred Stock shall have been paid or contemporaneously are declared and paid; provided however, that the foregoing provisions of this sentence shall not prohibit (i) a dividend payable solely in Common Stock Instruments or Junior Securities, or (ii) the acquisition of any Common Stock Instruments or Junior Securities upon conversion or exchange thereof into or for any shares or units of any other class of Common Stock Instruments or Junior Securities.

           In the event that the dividend to be paid to any holder of shares of Series B Preferred Stock shall be a fractional interest in a share of Series B Preferred Stock then a fractional share of Series B Preferred Stock shall be issued to such holder of shares of Series B Preferred Stock.

           (iv)      Redemption. Subject to Part (vi)(a) hereof.

                     (a) Redemption by Corporation. To the extent funds are legally available therefor, the Corporation may, at any time on or after December 29, 2007 redeem for the Redemption Price each share of Series B Preferred Stock then outstanding provided, however, that the Corporation may not redeem any shares of Series B Preferred Stock as to which the holder thereof, prior to the expiration of the relevant 30-day notice period, has advised the Corporation that the conversion of such shares into shares of Common Stock would result in such holder or any of its Affiliates being subject to a Regulatory Problem. To the extent funds are legally available therefor, the Corporation shall, at the request of a majority of the holders of shares of Series B Preferred Stock then outstanding given at any time on and after the Put Date, redeem for the Series Redemption Price each share of Series B Preferred Stock then outstanding. The date on which shares are redeemed pursuant to this Part iv(a) of Section 4D is referred to herein as the "Series Redemption Date." If on the Series Redemption Date there shall be insufficient funds of the Corporation legally available for such redemption, such amount of funds as is legally available shall be used to discharge the redemption requirement. Such redemption requirement shall be cumulative so that if such requirement shall not be fully discharged for any reason, funds legally available therefor shall immediately be applied thereto upon receipt by the Corporation until such requirement is discharged in full. The redemption price (the "Series Redemption Price") for each outstanding share of Series B Preferred Stock to be redeemed pursuant to this Part (iv)(a) of Section 4D shall be the sum (payable in cash) of (x) the Stated Value plus (y) an amount equal to all accrued and unpaid dividends thereon to the Series Redemption Date.

                     (b) Payment Series Redemption Price. On the Series Redemption Date, the Corporation shall pay to the holder of each share of Series B Preferred Stock being redeemed, upon surrender by such holder at the Corporation's principal executive office of the certificate representing such share, duly endorsed in blank or accompanied by an appropriate form of assignment, the Series Redemption Price.

                     (c) Redeemed or Otherwise Acquired Shares Not to be Reissued. All Shares of Series B Preferred Stock redeemed pursuant to this Part (iv) of Section 4D or otherwise acquired by the Corporation shall be retired and shall not thereafter be reissued.

                     (d) Determination of Number of Each Holder's Shares to be Redeemed. If, for any reason, less than all of the outstanding shares of Series B Preferred Stock are to be redeemed pursuant to Part
           (iv)(a) of this Section 4D, the Corporation shall determine the shares held by each holder of Series B Preferred Stock to be redeemed as hereinafter provided. The number of shares to be redeemed from each holder thereof shall be the number of shares determined by multiplying the total number of shares to be redeemed times a fraction, the numerator of which shall be the total number of shares of Series B Preferred Stock then held by such holder and the denominator of which shall be the total number of shares of Series B Preferred Stock then outstanding.

                     (e) Notice of Redemption. Notice of any redemption of Series B Preferred Stock pursuant to Part (iv)(a) of this Section 4D, specifying the time and place of redemption and the Series Redemption Price, shall be mailed by certified or registered mail, return receipt requested, to each holder of record of shares to be redeemed, at the address for such holder shown on the Corporation's records, not less than 30 days prior to the date on which such redemption is to be made; provided, that neither failure to give such notice nor any defect therein shall affect the validity of the proceeding for the redemption of any shares of Series B Preferred Stock to be redeemed. Such notice shall also specify the number of shares of each holder thereof and the certificate numbers thereof which are to be redeemed. In case less than all the shares represented by any certificate are redeemed, a new certificate representing the unredeemed shares shall be issued to the holder thereof without cost to such holder.

                     (f) Dividends After Redemption Date. Unless the Series Redemption Price in respect of a share of Series B Preferred Stock is not paid in full to the holder thereof, from and after the Series Redemption Date, such share of Series B Preferred Stock shall not be entitled to any dividends accruing after such date, all rights of the holder of such share, as a stockholder of the Corporation by reason of the ownership of such share, shall cease, except the right to receive the Series Redemption Price of such share upon the presentation and surrender of the certificate representing such shares, and such share shall not after such date be deemed to be outstanding for any purpose.

           (v)       Liquidation Rights.

                     (a) Upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, the holders of outstanding shares of Series B Preferred Stock shall be entitled to receive for each such share, out of the assets of the Corporation available for distribution to stockholders, before any payment or distribution to stockholders and before any payment or distribution shall be made to the holders of Common Stock Instruments or any Junior Securities upon liquidation, an amount in cash equal to the suns of (x) in the event that such liquidation, dissolution or winding up occurs on or prior to the Trigger Date, the Stated Value, plus (y) all accrued and unpaid dividends in respect of such share to the date of final distribution (the "Liquidation Preference"). If the holders are not entitled to receive the Stated Value on a preferential basis because the liquidation, dissolution or winding up of the Corporation occurs on or after the Trigger Date, then such holders shall continue to have a right and claim to the remaining assets of the Corporation on pari passu basis with the holders of the Common Stock Instruments, as contemplated by clause (b)(ii) of Part (ii) above.

                     (b) Subject to paragraph (a) above, after the payment to the holders of the Series B Preferred Stock of the full preferential amounts provided for in this Part (y) of Session 4D, the holders of the Series B Preferred Stock as such shall have no right or claim to any of the remaining assets of the Corporation.

                     (c) If, upon any such liquidation, dissolution or other winding up of the affairs of the Corporation, the assets of the Corporation are insufficient to permit the payment in full of the Liquidation Preference for each share of Series B Preferred Stock then outstanding, then the assets of the Corporation remaining shall be ratably distributed among the holders of Series B Preferred Stock in proportion to the full amounts to which they would otherwise be respectively entitled if all amounts thereon were paid in full.

                     (d) Neither the voluntary sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the property or assets of the Corporation nor the consolidation, merger or other business combination of the Corporation with or into one of more corporations shall be deemed to be a liquidation, dissolution or winding-up, voluntary or involuntary, of the Corporation.

           (vi)      Conversion

                     (a) At any time after the Stockholder Approval has been obtained, each share of Series B Preferred Stock shall be convertible into 10 shares of Common Stock (as adjusted from time to time pursuant to paragraph (g) below, the "Series B Conversion Ratio"), in each case at the option of the holder thereof, so long as none of it or its Affiliates will be subject to a Regulatory Problem as a result of such conversion; provided, however, that in the event that Stockholder Approval occurs after April 30, 1999, upon the conversion of any shares of Series B Preferred Stock pursuant to this Part
           (vi)(a), in addition to the shares of Common Stock to be received by the holder of such shares of Series B Preferred Stock, such holder shall receive a cash payment of all accrued and unpaid dividends on the shares of Series B Preferred Stock then being converted by it; and provided, further, that from and after the earlier of (x) the date on which Stockholder Approval is received, and (y) the date on which a stockholders' meeting is held but Stockholder Approval is not received due to the fact that any of LIH Holdings, LLC, LIH Holdings II, LLC, LIH Holdings III, LLC, or their respective Associates, cast votes in opposition to or abstain from voting on the conversion of the Series B Preferred Stock (such earlier date, the "Trigger Date),
           (i) the provisions of Article Four, Section 4D, Part (iv) shall be null and void and of no further force and effect and (ii) dividends on the Series B Preferred Stock shall cease to accrue pursuant to Part (iii)(a)(y) above, it being understood that the holders of shares of Series B



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

           Preferred Stock shall continue to be entitled to receive accrued but unpaid dividends as contemplated by Part (iii)(b) above. Except for its right to receive such accrued but unpaid dividends, from and after the Trigger Date, each holder of shares of Series B Preferred Stock shall, with respect to dividends and liquidation, be treated as if such holder held the number of shares of Common Stock into which such shares of Series B Preferred Stock are then convertible.

                     (b) Each conversion of shares of Series B Preferred Stock into shares of Common Stock will be effected by the surrender of the certificate or certificates representing the shares to be converted at the principal office of the Corporation (or such other office or agency of the Corporation as the Corporation may designate in writing to the holders of the Series B Preferred Stock) at any time during normal business hours. Each conversion will be deemed to have been effected as of the close of business on the date on which such certificate or certificates were surrendered. At such time, the rights of the holder of the converted Series B Preferred Stock (in its capacity as such) will cease and the person or persons in whose name or names the certificate or certificates for shares of Common Stock are to be issued upon such conversion will be deemed to have become the holder or holders of record of the shares of Common Stock represented thereby.

                     (c) Following each surrender of certificates pursuant to paragraph (b) above, the Corporation will issue and deliver, in accordance with the surrendering holder's instructions, (x) the certificate or certificates for the Common Stock issuable upon such conversion, and (y) any cash payment required to be made pursuant to Part (vi)(a) of Section 4D.

                     (d) The issuance of certificates representing shares of Common Stock upon conversion of any shares of Series B Preferred Stock will be made without charge to the holders of such converted or newly issued shares for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such conversion and the related issuance of shares of Common Stock.

                     (e) The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Common Stock the number of such shares sufficient for issuance upon the conversion hereunder, at the Series B Conversion Ratio as then in effect, of all the shares of Series B Preferred Stock then outstanding.

                     (f) The Corporation will not close its books against the transfer of Common Stock in any manner which would interfere with the timely conversion of any shares of Series B Preferred Stock.

                      (g) If the Corporation at any time or from time to time after the Issue Date declares any dividend payable in shares of Common Stock or effects a subdivision of the outstanding Common Stock or combines the outstanding shares of the Common Stock, then, in each such case, the Series B Conversion Ratio in effect immediately prior to such event shall be adjusted so that each holder of shares of Series B Preferred Stock shall have the right to convert its shares of Series B Preferred Stock into the number of shares of the

           Common Stock which it would have owned after the event had such shares of Series B Preferred Stock been converted immediately before the happening of such event. Any adjustment under this Part (vi)(g) of Section 4D shall become effective as of the date and time the subdivision or combination becomes effective.

                     (h) In connection with any merger, consolidation, recapitalization, reorganization or similar transaction in which holders of Common Stock generally receive. or are given the opportunity to receive, consideration for their shares, then, in all such circumstances, unless otherwise approved by a majority of the holders of the then outstanding shares of Series B Preferred Stock voting as a separate class, all holders of Series B Preferred Stock shall be given the opportunity to receive (x) the same consideration per share for their shares (calculated as if such shares of Series B Preferred Stock had been counted into shares of Common Stock at the Series B Conversion Ratio then in effect) as is received by the holders of Common Stock, including, but not limited to, form, amount and timing of payment, plus (y) if such event occurs after April 30, 1999, all accrued and unpaid dividends with respect to such shares of Series B Preferred Stock.

                     (i) Notwithstanding the provisions of Part (vi)(a) hereof, but provided than the Stockholder Approval has been received, none of LIH Holdings III, LLC, nor any Associate thereof, or their respective transferees may convert shares of Series B Preferred Stock into shares of Common Stock until the earliest to occur of (a) September 9, 2000; (b) the first date as of which any person or group (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) other than LIH Holdings, LLC, LIH Holdings II, LLC, LIH Holdings III, LLC or any of their respective Associates owns, beneficially and of record, securities representing at least 50% of the Common Stock on a Fully-Diluted Basis, excluding any securities acquired by such person or group from LIH Holdings, LLC, LIH Holdings II, LLC, LIH Holdings III, LLC, or any of their respective Associates; (c) the date on which, by the affirmative vote of a majority of the Independent Directors, such conversion is approved;
           (d) the date of any transfer of shares of Series B Preferred Stock by LIH Holdings III, LLC or any of its Associates (but the conversion right provided by this clause (d) shall apply only with respect to the shares other than any such transfer (A) by LIH Holdings III, LLC or any of its Associates to any person if, immediately after giving effect to such transfer and conversion, the transferee and such transferee's Associates would hold more than 49% of the outstanding Common Stock, or (B) to LIH Holdings, LLC, LIH Holdings II, LLC, LIH Holdings III, LLC or any of their respective Associates; and (e) the first date as of which LIH Holdings, LLC, LIH Holdings II, LLC, LIH Holdings III, LLC and their respective Associates own (beneficially and of record), in the aggregate, more than 50% of the outstanding shares of Common Stock in a transaction that is permitted by, or is effected in accordance with the terms of, the Second Amended and Restated Governance Agreement; provided, however, that LIH Holdings III, LLC and its Associates may, at any time after the Stockholder Approval has been obtained, convert shares of Series B Preferred Stock into Common Stock, at their option, in order to attain or maintain a percentage of outstanding shares of Common Stock held in the aggregate by LIH Holdings, LLC, LIH Holdings II, LLC, LIH Holdings III, LLC and their respective Associates that does not exceed 49.9%,



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

           (vii) Voting Rights. Except as expressly provided herein or as required under the Delaware General Corporation Law, on all matters to be voted on by the Corporation's stockholders, holders of shares of Series B Preferred Stock will be entitled to no voting rights.

           (viii) Certain Defined Terms. As used in Section 4D, the following capitalized terms shall have the following meanings:

                     "Affiliate" means, as applied to any person, (i) any other person directly or indirectly controlling, controlled by or under common control with that person, (ii) any other person that owns or controls 5% or more of any class of equity securities (including any equity securities issuable upon the exercise of any right to acquire securities) of that person or any of its Affiliates, or (iii) any member, director, partner, officer, agent, employee or relative of that person. For the purposes of this definition, "control" (including with correlative meanings, the terms "controlling," "controlled by," and "under common control with"), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through ownership of voting securities or by contract or otherwise.

                     "Associate" means an affiliate or associate of a person, as such terms are defined in Section 203 of the Delaware General Corporation Law.

                     "Business Day" means a day other than Saturday, Sunday or any day on which banks located in the State of New York or the State of Minnesota are authorized or obligated to close.

                     "Equity Equivalents" means (a) the Class B-1 Common Stock
                     (b) the Series B Preferred Stock and (c) any other securities which, by their terms, are or may be exercisable, convertible or exchangeable for or into Common Stock at the election of the holder thereof.

                     "Fully-Diluted Basis" means, with respect to the calculation of the number of shares of Common Stock (i) all shares of Common Stock outstanding at the time of determination and (ii) all shares of Common Stock unable upon the exercise, conversion or exchange of any Equity Equivalents outstanding at the time of determination.

                     "Independent Director" means any person who is a director of the Corporation who is independent of and otherwise unaffiliated with LIH Holdings, LLC, LIH Holdings II, LLC, LIH Holdings III, LLC, the Corporation or any of their respective Associates (other than as a director, or holder of beneficial ownership of less than 5% of the voting securities of the Corporation), and shall not be an officer or an employee, agent, consultant or advisor (financial, legal or other) of LIH Holdings, LLC, LIH Holdings II, LLC, LIH Holdings III, LLC, or their respective Associates, or any person who shall have served in any such capacity within the three-year period immediately preceding the date such determination is made.



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

                     "Issue Date" means, as to any share of Series B Preferred Stock the date of original issuance thereof by the Corporation.

                     "Person" or "person" means any individual, corporation, joint stock corporation, limited liability company or partnership, general partnership, limited partnership, proprietorship, joint venture, other business organization, trust, union, association, governmental authority or other entity of any kind.

                     "Put Date" means the earlier of (a) December 29, 2007, (b) the first date as of which any person or group (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) other than LIH Holdings, LLC, LIH Holdings II, LLC, LIH Holdings III, LLC or any of their respective Associates owns, beneficially and of record, securities representing at least 50% of the Common Stock, excluding any securities acquired by such person or group from LIH Holdings, LLC, LIH Holdings II, LLC, LIH Holdings III, LLC, or any of their respective Associates, and (c) the first date as of which (and immediately prior to) the occurrence of any of the events described in Part (vi)(h) of Section 4D.

                     "Regulatory Problem" meant, with respect to any holder of shares of Series B Preferred Stock, any set of facts or circumstances wherein such holder has made a good faith determination that such holder or such holder's Affiliates own, control or have power over a quantity of securities of any kind issued by the Corporation which exceeds any limitation to which it is (or they are) subject, or which is otherwise not permitted, under any law, rule or regulation of any governmental authority (including any position to that effect taken by such governmental authority).

                     "Second Amended and Restated Governance Agreement" means the Second Amended and Restated Governance Agreement, dated as of December 22, 1998, among LIH Holdings, LLC, LIH Holdings II, LLC, LIH Holdings III, LLC, and the Corporation, as amended, supplemented or otherwise modified from time to time in accordance with its terms.

                     "Stockholder Approval" means the approval of at least a majority of the holders of the then outstanding shares of Common Stock present at a meeting called to approve the conversion of shares of Series B Preferred Stock into shares of Common Stock as provided herein.

           RESOLVED, that the Board of Directors hereby authorizes and directs the officers of the Corporation, in the name of and on behalf of the Corporation, and to the extent required under its corporate seal, to executed and deliver any and all other instruments, certificates and other documents, and to do any and all other acts and things, including the expenditure of corporate funds, that said officers shall deem necessary or appropriate in order to fully carry out the intent and accomplish the purposes of the resolutions adopted hereby.



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

           IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be hereunto affixed and this Certificate to be signed by Dennis W. Vollmershausen, its Chief Executive Officer, and attested by Ron Fox, its Assistant Secretary, this 22nd day of December, 1998.

                                        LUND INTERNATIONAL HOLDINGS, INC.


                                        By /s/ Dennis W. Vollmershausen
                                          --------------------------------------
                                        Name:     Dennis W. Vollmershausen
                                        Title: Chief Executive Officer

Attest:


/s/ Ron Fox
------------------------------------------
Name:      Ron Fox
Title:     Assistant Secretary




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